UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):
     [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR


                       For Period Ended: December 31, 2002
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:

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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Community Bancshares, Inc.
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Full Name of Registrant

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Former Name if Applicable

68149 Main Street
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Address of Principal Executive Office (Street and Number)

Blountsville, Alabama 35031
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City, State and Zip Code

                                     PART II
                                                         RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. See Exhibit A attached hereto.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Registrant's independent accountants have not completed their audit of the Registrant's financial statements. This delay could not be eliminated without unreasonable effort or expense. See Exhibit A attached hereto.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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Kerri C. Kinney                                       (205) 429-1001
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    (Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                 [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [x] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit B attached hereto.

================================================================================

                           Community Bancshares, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2003                 By: /s/ Kerri C. Kinney
     ----------------                   ----------------------------------------
                                        Kerri C. Kinney, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
------------------------------------------------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One singed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed in Form 12b-25 but need not restate information that has been correctly furnished.

5. Electronic Filters. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


                                    EXHIBIT A

                       STATEMENT OF INDEPENDENT ACCOUNTANT

     We are unable to render an audit opinion on the consolidated financial statements of Community Bancshares, Inc. and subsidiaries as of December 31, 2002 on or before such date these financial statements are required to be included in the Registrant's annual report on From 10-K. We are in the process of analyzing specific information provided to us by the Registrant via third parties not under the control of the Registrant.

Date: April 1, 2003                                /s/ Carr, Riggs & Ingram, LLC

                                    EXHIBIT B

     The financial statements to be included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 are expected to be restated to reflect the impairment of certain fixed assets consisting of bank branches, all of which occurred in prior years. Based on management's current estimates and subject to the receipt of certain verifying information from third parties not under the control of the Registrant, the restated financial statements are expected to reflect prior period adjustments related to losses on impairment of premises and equipment of $1,972,712. Prior period depreciation expense would also be affected by this impairment. The following schedule shows these anticipated adjustments as well as other prior period adjustments for the year ended December 31, 2001 which have been previously disclosed in the Company's 2002 filings on Form 10Q as amended for all quarters:

   Retained earnings, December 31, 1999, as previously reported...............................   $    19,038,875
     Prior period adjustments:
      Loss on impairment of premises and equipment............................................        (1,149,064)
      Change in depreciation expense..........................................................             5,257
                                                                                                 ---------------
   Retained earnings, December 31, 1999, as restated  ........................................   $    17,895,068
                                                                                                 ===============

   Retained earnings, December 31, 2000, as previously reported...............................   $    13,490,799
         Prior period adjustments:
      Loss on impairment of premises and equipment............................................        (1,972,712)
      Change in depreciation expense..........................................................            24,561
                                                                                                 ---------------
   Retained earnings, December 31, 2000, as restated..........................................   $    11,542,648
                                                                                                 ===============

   Net loss, for the year ended December 31, 2000, as previously reported.....................   $    (2,214,931)
         Loss on impairment of premises and equipment.........................................          (823,648)
         Change in depreciation expense.......................................................            19,304
                                                                                                 ---------------
   Net loss, for the year ended December 31, 2000, as restated................................   $    (3,019,275)
                                                                                                 ===============

   Retained earnings, December 31, 2001, as previously reported...............................   $    12,390,300
     Prior period adjustments:
      Loss on impairment of premises and equipment............................................        (1,972,712)
      Change in depreciation expense..........................................................            63,494
      Unrecorded liabilities..................................................................          (227,985)
      Valuation of repossessed assets.........................................................           (85,986)
      Accounts receivable.....................................................................           (47,347)
                                                                                                 ---------------
   Retained earnings, December 31, 2001, as restated  ........................................   $    10,119,764
                                                                                                 ===============

  Net loss, for the year ended December 31, 2001, as previously reported......................   $    (1,100,499)
      Change in depreciation expense..........................................................            38,933
      Unrecorded liabilities..................................................................          (227,985)
      Valuation of repossessed assets.........................................................           (85,986)
      Accounts receivable.....................................................................           (47,347)
                                                                                                 ---------------
   Net loss, for the year ended December 31, 2001, as restated................................   $    (1,422,884)
                                                                                                 ===============

     Management also expects to report, based on its current estimates and also subject to verification by the Company's independent auditors, net income of approximately $904,000 for the year ended December 31, 2002 as compared to a restated net loss of approximately $1,423,000 for the year ended December 31, 2001 and a net loss of approximately $652,000 for the three months ended December 31, 2002 as compared to a restated net loss of approximately $1,038,000 for the three months ended December 31, 2001.